
SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2010
WASH, D.C.
196
SECTION


10031740

AB 8/25

UNITE
SECURITIES AND EX
Washingto

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BDO Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Federal Street, Suite 900
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Csaplar
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road, Suite 2A	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/25

OATH OR AFFIRMATION

I, Ken A. Csaplar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDO Capital Advisors, LLC, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title


CHRISTINE K. RODRIGUEZ
MY COMMISSION EXPIRES
SEPT. 12, 2014
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS

ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

INDEPENDENT AUDITOR'S REPORT

August 12, 2010

Members
BDO Capital Advisors, LLC
Boston, MA

We have audited the accompanying statement of financial condition of BDO Capital Advisors, LLC (formerly Trenwith Securities, LLC) (Company) as of June 30, 2010, and the related statements of income (loss), changes in members' equity, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplemental information of the Company as of and for the year ended June 30, 2009 were audited by other auditors whose report dated August 24, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BDO Capital Advisors, LLC as of June 30, 2010, and the results of its operations, changes in members' equity and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 Part III and the supplementary schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

BDO Capital Advisors, LLC
(formerly Trenwith Securities, LLC)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	June 30, 2010	June 30, 2009
ASSETS		
Cash and cash equivalents	$ 413,021	$ 292,460
Investment securities, available for sale	500,000	-
Accounts receivable, net of allowance for doubtful accounts of $45,386 in 2010 and $25,000 in 2009	115,048	78,940
Due from related parties	14,885	1,728
Prepaid expenses	43,750	43,750
Work in progress, net of valuation allowance of $84,303 In 2010 and $4,158 in 2009	12,361	17,122
TOTAL ASSETS	$ 1,099,065	$ 434,000

LIABILITIES AND MEMBERS' EQUITY

	2010	2009
LIABILITIES		
Accrued expenses:		
Compensation	$ 104,029	$ 56,548
Subcontractor fees	239,200	-
Other	15,514	12,888
Due to related parties	138,812	8,025
Total Liabilities	497,555	77,461
MEMBERS' EQUITY	601,510	356,539
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,099,065	$ 434,000

See accompanying notes to financial statements
See Independent Auditor's Report

BDO Capital Advisors, LLC
(formerly Trenwith Securities, LLC)

STATEMENTS OF INCOME (LOSS)

	For year ended June 30,	
	2010	2009
REVENUES		
Management and investment advisory fees	$ 4,218,975	$ 2,719,209
Less: subcontractor fees	765,432	325,000
NET REVENUE	3,453,542	2,394,209
OPERATING EXPENSES		
Employee compensation and benefits	2,132,073	2,059,688
Communications	16,359	23,160
Professional fees	229,325	429,536
Occupancy and equipment rental	270,057	403,910
Travel and entertainment	200,992	253,845
General and administrative	659,887	1,284,601
Total Operating Expenses	3,508,693	4,454,740
OPERATING LOSS	(55,151)	(2,060,531)
OTHER INCOME		
Interest income, net of interest expense	122	5,713
NET LOSS	$ (55,029)	$ (2,054,818)

See accompanying notes to financial statements
See Independent Auditor's Report

BDO Capital Advisors, LLC
(formerly Trenwith Securities, LLC)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Due from Member	Members' Equity	Total Members' Equity
Balance at July 1, 2008	$ (241,667)	$ 643,392	$ 401,725
Members' contributions	-	1,175,000	1,175,000
Members' distributions	-	(475,000)	(475,000)
Member debt forgiveness	231,667	-	231,667
Increase in members' equity in lieu of payment of related party payable	-	1,077,965	1,077,965
Net loss	-	(2,054,818)	(2,054,818)
Balance at June 30, 2009	(10,000)	366,539	356,539
Forgiveness of member's debt	10,000	-	10,000
Members' equity adjustment due to litigation settlement	-	(10,000)	(10,000)
Increase in members' equity in lieu of payment of related party payable	-	300,000	300,000
Net loss	-	(55,029)	(55,029)
Balance at June 30, 2010	$ -	$ 601,510	$ 601,510

See accompanying notes to financial statements
See Independent Auditor's Report

BDO Capital Advisors, LLC
(formerly Trenwith Securities, LLC)

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

	For year ended June 30,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (55,029)	$ (2,054,818)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Write-off of due from member	10,000	231,667
Change in allowance for bad debts	(20,386)	-
Change in valuation allowance for work in process	(80,145)	(4,158)
(Increase) decrease in:		
Accounts receivable	(25,722)	66,412
Work in progress	84,906	(12,964)
Increase (Decrease) in:		
Prepaid Expenses	-	(43,750)
Accrued expenses	289,307	(463,928)
Due to related parties	-	580,631
Net Cash Provided (Used) in Operating Activities	202,931	(1,700,908)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in securities	(500,000)	-
Net Cash Provided by Investing Activities	(500,000)	700,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in related party notes	117,630	-
Members' capital contributions	300,000	1,175,000
Members' capital distributions	-	(475,000)
Net Cash Provided by Financing Activities	417,630	700,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	120,561	(1,000,908)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	292,460	1,293,368
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 413,021	$ 292,460

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (formerly Trenwith Securities, LLC) (Company) has operations in Costa Mesa, California; New York, New York; Boston, Massachusetts; and Dallas, Texas. The Company is a middle market boutique investment bank that focuses on four product areas: mergers and acquisition advisory, corporate finance capital raising, special situations advisory, and board advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Cash and Cash Equivalents

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. Included in the Company's cash and cash equivalents are cash equivalents of $125,308 and $125,090 at June 30, 2010 and 2009, respectively.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that has yet to be billed to the respective client.

The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company has partially adopted Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820 (formerly FASB No. 157). FASB ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 does not require any new fair value measurements, but may require some entities to change their measurement practices.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation methods including the market, income and cost approaches. The assumptions used in the application of these valuation methods are developed from the perspective of market participants pricing the asset or liability. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the level of inputs used in the valuation methods, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

For the fiscal year ended June 30, 2010, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Investment Securities – Available for Sale

Available for sale securities consists of a corporate bond and is reported at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined on a specific-identification basis.

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $51,172 and $48,415 for the years ended June 30, 2010 and 2009, respectively.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2011. The total amount paid to the member was $269,823 and $404,553 for the years ended June 30, 2010 and 2009, respectively.

In connection with the asset purchase agreement of BDO Capital Advisors, LLC, one of the members agreed to become contingently liable for attaining future fee income totaling $750,000. Of these fees, $518,333 was paid during the year ended June 30, 2002, with the remainder to be paid upon dissolution. The remaining balance of $231,667 was classified as uncollectible and written off in fiscal year 2009. The member's initial capital contribution of $10,000 was written off in fiscal year 2010. Therefore, the total amount contingently due from this member as of June 30, 2010 and 2009 was $0 and $10,000 respectively.

During the years ended June 30, 2010 and 2009 payables due to a related party totaling $300,000 and $1,077,965, respectively, were forgiven and converted to member capital.

Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The net unpaid portion of these expenses included in due from/to related parties at year end is $123,927 and $6,297 at June 30, 2010 and 2009, respectively. Total net expenses paid (reimbursed) for the year ended June 30, 2010 and 2009 were $117,630 and $(497,334), respectively.

NOTE 5 - Warrants

The Company received warrants in four publicly traded companies in connection with success fee arrangements. Warrants from two of these companies expired unexercised during the 2009 fiscal year. Warrants from the two remaining companies expire through 2012. At June 30, 2010 and June 30, 2009, these warrants had exercise prices in excess of their stock price. As a result, no amounts have been recorded in these financial statements.

NOTE 6 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2010 and 2009 that exceeded the FDIC insured amounts by approximately $37,713 and $37,931, respectively.

NOTE 6 - Concentrations of Credit Risk/Significant Clients (continued)

Major Customers

For the year ended June 30, 2010, the Company derived approximately 38% of its revenue from two clients. There were no amounts due from these clients as of June 30, 2010.

For the year ended June 30, 2009, the Company derived approximately 37% of its revenue from three clients. There was approximately 27% of its accounts receivable due from these clients as of June 30, 2009.

NOTE 7 – Available-for-Sale/Fair Value Measurements

At June 30, 2010, the Company's only financial asset that was accounted for at fair value on a recurring basis, using Level 1 inputs, consisted of a corporate bond classified as an available-for-sale security totaling $500,000. There were no unrealized gains or losses recognized on the corporate bond for the year ended June 30, 2010. There were no financial assets held at June 30, 2009. The estimated fair value of the Company's financial asset approximates the value reported in the statement of financial condition.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2010, the Company had net capital of $347,330, which was $314,160 in excess of its required net capital of $33,170. At June 30, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.4 to 1.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NOTE 9 - Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform with the 2010 financial statement presentation. Such reclassifications had no effect on the net income as previously reported.

NOTE 10 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 12, 2010, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3
June 30, 2010 and 2009

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BDO Capital Advisors, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

Broker or Dealer: **BDO Capital Advisors, LLC** — as of June 30, 2010

1. Total ownership equity from Statement of Financial Condition			$ 601,510	{3480}
2. Deduct ownership equity not allowable for Net Capital			-	{3420}
3. Total ownership equity qualified for Net Capital			601,510	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3520}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			601,510	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	186,044	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities- proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(186,044)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			415,466	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	45,000	{3733}		
3. Options	-	{3730}		
4. Other securities {money market account}	2,506	{3734}		
D. Undue concentration	20,630	{3650}		
E. Other (list)	-	{3736}	(68,136)	{3740}
10. Net Capital			$ 347,330	{3750}

*Non-allowable assets include:

Accounts receivable, net	$ 127,409
Prepaid expenses	$ 43,750
Due from related party	$ 14,885
Total non-allowable assets	$ 186,044

BDO Capital Advisors, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

Broker or Dealer: **BDO Capital Advisors, LLC** — as of June 30, 2010

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 33,170 {3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000 {3758}
13. Net capital requirement (greater of line 11 or 12)			33,170 {3760}
14. Excess net capital (line 10 less line 13)			314,160 {3770}
15. Net Capital less greater of 10% of Line 19 or 120% of Line 12			297,575 {3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 497,555 {3790}
17. Add:			
A. Drafts for immediate credit	$ -	{3800}	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}	
C. Other unrecorded amounts (list)	-	{3820}	- {3830}
19. Total aggregate indebtedness			$ 497,555 {3840}
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			143.25% {3850}
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00% {3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2010

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

25. If an exemption from rule 15c-3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only) ____________ {4550}

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ____X____ {4560}

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis ____________ {4570}

Name of Clearing Firm: ______________________________ {4335}

D. (k)(3) - Exempted by order of the Commission (include copy of letter) ____________ {4580}



BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

SCHEDULE III –
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

August 12, 2010

Members
BDO Capital Advisors, LLC
Grand Rapids, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of BDO Capital Advisors, LLC (formerly Trenwith Securities, LLC) (Company), as of and for the year ended June 30, 2010 in accordance with auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is deficiency, or combination of deficiencies, in internal control over financial reporting, such there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.



BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS

ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED UPON PROCEDURES TO BDO CAPITAL ADVISORS, LLC SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

August 12, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2010
WASH., D.C.
196
SECTION

Members
BDO Capital Advisors, LLC
Boston, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by BDO Capital Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs and printouts of online bank statements) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010, noting the following difference:
    a. The first quarter Form X-17A-5 incorrectly reported total revenue and expenses. There was no effect on net loss and therefore no effect on net capital. The Company will amend this form.
    b. Due to above error the SIPC-7 net revenues were overstated and therefore an overpayment of $993 occurred.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement documentation supporting the adjustments noting no differences, other than those listed in item 2.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.

BDO Capital Advisors, LLC

(formerly Trenwith Securities, LLC)

Financial Statements

Including Independent Auditor's Report

June 30, 2010 and 2009

BDO Capital Advisors, LLC
(formerly Trenwith Securities, LLC)
June 30, 2010 and 2009

Table of Contents